CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 811 100 - FAX (+34) 915 811 134

RECEIVED
2004 DEC 16 P 12:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Madrid, 14 December 2004

04046824

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

PROCESSED
DEC 22 2004
THOMSON
FINANCIAL

12/21

OTHER COMMUNICATIONS

With reference to the information appeared in certain media about the possible interest of CORPORACIÓN MAPFRE in the purchase of REAL SEGUROS, a Brazilian subsidiary of ABN AMRO, CORPORACIÓN MAPFRE considers it necessary to inform that it is analysing, among other investment alternatives, the possibility to make a binding offer for the acquisition of the aforesaid company in the bidding process that has been set up for this purpose and in which a number of other potential bidders are involved. Up to this date, no decisions have yet been taken with regards to the basic elements of the transaction (winner of the bidding process, sale price, etc.)

Madrid, 14 December 2004

COMISION NACIONAL DEL MERCADO DE VALORES
Pº de la Castellana, 19. MADRID